Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Contact: Omar Palacios
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER NAMES J.T. KUHLMAN CEO OF ONE&ONLY RESORTS

Company Also Promotes Paul Jones to COO Position and Appoints
Helen McCabe-Young as Senior VP, Marketing to Round Out Management Team

PARADISE ISLAND, The Bahamas, October 6, 2003 – Kerzner International Limited (NYSL: KZL) announced today the appointment of seasoned hospitality executive J.T. Kuhlman as Chief Executive Officer of the Company’s recently-launched One&Only Resorts, its luxury resort brand. Longtime Kerzner executive Paul Jones was also named Chief Operating Officer.

Mr. Kuhlman will have overall global responsibility for the strategic development of One&Only Resorts, including future resort acquisitions, joint ventures, partnerships and management contracts, and overall responsibility for the management and development of the One&Only team. Mr. Kuhlman was most recently President of Inter-Continental/Crowne Plaza, a subsidiary of Bass Hotels & Resorts, Inc.

“The appointment of J.T. Kuhlman to One&Only Resorts represents a serious commitment on our part to grow and expand the One&Only brand significantly over the next five years,” commented Butch Kerzner, President of Kerzner International. “J.T. and his team will play a crucial role in maintaining and building on the superior quality product of our resorts and to ensure that One&Only becomes the finest luxury resort company in the world.”

During his 24 years at Inter-Continental, Kuhlman was responsible for the growth and expansion of the Inter-Continental brand worldwide, and gained a reputation with owners and managers as an excellent leader and achieved outstanding results in the areas of profitability, guest and employee satisfaction. Just prior to joining One&Only, he was a private consultant and board member to numerous private individual hotel companies and owners and also worked as a Visiting Professor at Cornell University in the U.S. and Ecole Hôtelier in Lausanne, Switzerland.

“This is an incredibly exciting and favorable time to build and grow a luxury brand such as One&Only and to offer guests the unique experience for which One&Only resorts are already well known,” commented Kuhlman. “My goal is clear: build the finest luxury hotel collection in the world – a magnificent challenge, but we already have a very strong head start.”

As part of the effort to develop and to grow the One&Only brand, Kerzner International has also appointed Paul Jones as Chief Operating Officer, to oversee the global operations for all One&Only Resorts, and Helen McCabe-Young as Senior Vice-President, Marketing, who will be responsible for the overall sales and marketing efforts for One&Only. All three executives will be based in the company’s offices in the United Kingdom.

Paul Jones has been with the Company for over 30 years, and assumes the role of Chief Operating Officer of One&Only after having served since 2000 as the COO, International Division, of Kerzner International. He first joined the Company in 1972 and in 1975 was transferred to Mauritius to open Le Saint Géran as Deputy General Manager; 18 months later he was promoted to General Manager. Commented Butch Kerzner, “Paul has been instrumental in developing the unique culture of genuine hospitality at One&Only Resorts. Through Paul’s leadership, we have developed an outstanding team of people at our resorts in Mauritius, the Maldives and Dubai. I am very pleased that Paul’s role will now be expanded so that he can help J.T. extend this culture of service excellence to all our properties on a global basis.”

Helen McCabe-Young joined One&Only in mid-August 2003 after four years at Silversea Cruises, where she was responsible for their worldwide brand development. McCabe-Young helped the company build and implement a successful marketing strategy which saw new business increase by 85% in the initial two-year period as well as a 50% increase in repeat business. She will work with the One&Only sales and marketing teams around the world to further develop the brand strategy, complete the worldwide launch of the One&Only brand and maximize exposure through all marketing and media channels.

About One&Only

Created exclusively for the luxury resort market, One&Only resorts are conceived as hallmarks of excellence. Set in some of the most beautiful locales in the world, each resort offers guests a distinctive style and personality born of its local culture, a genuine hospitality and a lively energy that is unrivaled. These properties, featuring some of the top-rated resorts in the world, include One&Only Ocean Club in The Bahamas, One&Only Palmilla in Mexico, One&Only Le Saint Géran and One&Only Le Touessrok in Mauritius, One&Only Kanuhura in the Maldives and One&Only Royal Mirage in Dubai. Further properties on the island of Kaafu Atoll, the Maldives and Havana, Cuba are either underway or in advanced stages of planning. More information on One&Only is available online at www.oneandonlyresorts.com.

About Kerzner International

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the One&Only brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Investor inquiries should be directed to Omar Palacios, Vice President of Investor Relations of Kerzner International Limited at +1.242.363.6016 or sent via email to Omar.Palacios@kerzner.com.

Media inquiries should be directed to Michael Doneff/Katie Barr of Susan Magrino Agency at +1.212.822.8187 or sent via email to Michael@smapr.com/Katie@smapr.com. Media inquiries may also be directed to Melanie Millin-Moore, Public Relations Consultant for One&Only Resorts, at +1.212.659.5188 or sent via email to melanie.moore@kerzner.com.